September 5, 2023

VIA EDGAR TRANSMISSION

Mark Wojciechowski

Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Nexa Resources S.A.
Form 20-F for the Fiscal Year Ended December 31, 2022 Filed March 20, 2023
File No. 001-38256

Dear Mr. Wojciechowski and Mr. Hiller:

Nexa Resources S.A. (“Nexa”) is in receipt of the August 18, 2023 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Nexa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Comment Letter”).

Thank you for taking the time to discuss the Comment Letter. As discussed with Mr. Wojciechowski and Mr. Hiller, Nexa expects to submit its response to the Comment Letter on or about September 29, 2023, and will endeavor to do so earlier if possible.

If you have questions or require additional information, please do not hesitate to contact me at + 51 947 488 540.

Very truly yours,

/s/ José Carlos del Valle
José Carlos del Valle Senior Vice President of Finance and Group Chief Financial Officer

cc:

Francesca L. Odell (Cleary Gottlieb Steen & Hamilton LLP)

Jonathan Mendes de Oliveira (Cleary Gottlieb Steen & Hamilton LLP)